Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Wright Medical Group, Inc:

We consent to the incorporation by reference in the registration statement (No. 333‑XXXXX) on Form S-8 of Wright Medical Group, Inc. of our reports dated February 21, 2013, with respect to the consolidated balance sheets of Wright Medical Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2012, and the financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10‑K of Wright Medical Group, Inc.
(signed) KPMG LLP
Memphis, Tennessee
May 31, 2013